UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

KYTHERA Biopharmaceuticals, Inc.

File No. 001-35663- CF#31120

 KYTHERA Biopharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2014.

 Based on representations by KYTHERA Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

  Exhibit 10.3   through   May 8, 2019

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kevin M. O'Neill
        Deputy Secretary